UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
January 26, 2010
Commission File Number: 1-14118
WORLD COLOR PRESS INC.
(Translation of registrant’s name into English)
999 de Maisonneuve West, Suite 1100, Montreal, Quebec, Canada, H3A 3L4
(Address of Principal Executive Office)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
          Form 20-F ☑     Form 40-F ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.
          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
          Yes ☐     No ☑

Exhibit Index
SIGNATURE
EX-99.1
EX-99.2
EX-99.3
EX-99.4

     Entry into Material Definitive Agreements
     On January 25, 2010, World Color Press Inc. (“Worldcolor”) and Quad/Graphics, Inc. (“Quad/Graphics”), a Wisconsin corporation, entered into a definitive arrangement agreement (the “Arrangement Agreement”), pursuant to which, subject to the terms and conditions set forth therein, Worldcolor will amalgamate with a subsidiary of Quad/Graphics as part of a statutory arrangement under Canadian law. The boards of directors of Worldcolor and Quad/Graphics have approved the Arrangement Agreement.
     At the closing of the transaction, each outstanding common share of Worldcolor, other than such shares that are owned by Worldcolor or with respect to which dissenters rights have been properly exercised and not withdrawn, will be converted into the right to receive securities that will be mandatorily redeemed for the right to receive an amount of a share of Class A Common Stock, par value $0.025 per share, of Quad/Graphics determined pursuant to the formula set forth in the Arrangement Agreement. Simultaneously with the closing of the transaction, $140 million (less all distributions (other than tax distributions permitted by the Arrangement Agreement) that are declared before the closing) will be distributed in cash to Quad/Graphics’ existing shareholders. If the aggregate amount used to purchase any warrants of Worldcolor not converted into common shares at closing, to fund redemptions of, or payments due on, any other equity securities of Worldcolor not converted to common shares at closing and to pay dividends on Worldcolor’s stock prior to the closing is less than $93.3 million, the remainder will be distributed to holders of Worldcolor common shares in cash.
     The two series of warrants of Worldcolor will become exercisable for common shares of Worldcolor if the applicable threshold price is achieved based upon the volume weighted average price per common share of Worldcolor on the Toronto Stock Exchange in any consecutive 30-day trading period or the effective price of the consideration receivable in the transaction by the holders of common shares of Worldcolor calculated on a fully-diluted basis, as determined by the board of directors of Worldcolor based upon the advice of an independent valuation expert. Warrants that do not become exercisable or are not exercised will be purchased for cash in accordance with a contractually specified formula, based in part on the effective price determined by the board of directors of Worldcolor.
     Upon completion of the transaction, Worldcolor shareholders will own approximately 40 percent of the outstanding shares of the combined company and Quad/Graphics shareholders will own approximately 60 percent of the outstanding shares of the combined company.
     The transactions contemplated by the Arrangement Agreement will be submitted for adoption and approval at meetings of the shareholders of Worldcolor and Quad/Graphics, respectively. To consummate the Arrangement, Worldcolor must obtain the approval of two-thirds of the votes cast by holders of common shares and preferred shares, voting together as a single class, at the Worldcolor shareholder meeting and Quad/Graphics must obtain the approval of more than 50 percent of the votes cast by holders of common stock, voting together as a single class at the Quad/Graphics shareholder meeting.
     The completion of the Arrangement is subject to customary closing conditions, including among other things, shareholder approvals, regulatory approvals and the effectiveness of a registration statement on Form S-4 to be filed by Quad/Graphics. The closing of the transaction is not subject to financing.
     Upon the completion of the Arrangement, it is anticipated that Quad/Graphics’ Class A Common

Stock will be listed and traded on a national stock exchange in the United States. Mark Angelson, Worldcolor’s Chairman and Chief Executive Officer, will be Chairman of a newly organized integration and consolidation committee of the combined company and one other former Worldcolor director will be a member of the audit committee. Quad/Graphics’ Chairman, President and Chief Executive Officer will be the Chairman, President and Chief Executive Officer of the combined company.
     The Arrangement Agreement contains a customary “no-shop” covenant which prohibits Worldcolor and Quad/Graphics from soliciting any alternative acquisition proposals, participating in any discussions or negotiations with any person relating to any alternative acquisition proposal, furnishing or disclosing any information to any person in connection with any alternative acquisition proposal, waiving or permitting the waiver of any provisions of any confidentiality, standstill or similar agreement to which Worldcolor or Quad/Graphics is a party or has rights under, approving or recommending any alternative acquisition proposal, or entering into any agreement relating to any alternative acquisition proposal. The “no-shop” covenant is subject to certain exceptions that permit the board of directors of Worldcolor or Quad/Graphics to comply with its fiduciary duties, which, under certain circumstances, would enable Worldcolor or Quad/Graphics to participate in discussions or negotiations with, and provide non-public information to, third parties with respect to alternative acquisition proposals and to enter into such proposals under certain circumstances as contemplated in the Arrangement Agreement .
     The Arrangement Agreement also provides for certain termination rights for both parties, and further provides that, upon termination of the Arrangement Agreement under specified circumstances, a party may be required to pay the other party a termination fee of $40 million, or reimburse the other party for all out-of-pocket expenses relating to the transactions contemplated by the Arrangement Agreement, up to a maximum amount of $20 million.
     Simultaneously with the execution of the Arrangement Agreement, Worldcolor entered into a Voting and Support Agreement (the “Voting Agreement”) with Quad/Graphics, Inc. Voting Trust (the “Voting Trust”), a trust that holds certain shares of capital stock of Quad/Graphics, the trustees of the Voting Trust and certain beneficiaries of the Voting Trust. The Voting Agreement provides, among other things, that the Voting Trust and the beneficiaries will vote the shares of Quad/Graphics owned beneficially or of record by them that are subject to the Voting Agreement, (i) in favor of the approval of the transactions contemplated by the Arrangement Agreement, and (ii) in favor of adopting the Quad/Graphics amended and restated articles of incorporation.
     The Voting Agreement will terminate on the earliest to occur of (i) termination of the Arrangement Agreement, (ii) the closing of the transactions contemplated by the Arrangement Agreement, and (iii) at the time that the board of directors of Quad/Graphics effects a change of recommendation and recommends a superior proposal pursuant to the Arrangement Agreement.
     The foregoing description of the Arrangement Agreement and the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement and the Voting Agreement, which are filed as Exhibit 99.2 and Exhibit 99.3 hereto, respectively.

WORLD COLOR PRESS INC.
Filed in this Form 6-K
Exhibit Index
99.1	Joint Press Release, dated January 26, 2010.

99.2	Arrangement Agreement, dated as of January 25, 2010, between Quad/Graphics Inc. and World Color Press Inc.

99.3	Voting and Support Agreement, dated as of January 25, 2010

99.4	Material Change Report filed on SEDAR.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

World Color Press Inc.
Dated: January 26, 2010	By:	/s/ Mark A. Angelson
		Name:	Mark A. Angelson
		Title:	Chairman and Chief Executive Officer